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                                          Filed by Masco Corporation pursuant to
                                       Rule 425 under the Securities Act of 1933
                                              Subject Company: Masco Corporation

                                                  Commission File No. 333-120452


FOR IMMEDIATE RELEASE                                 Contact:
                                                      Samuel Cypert
                                                      313-792-6646

                     MASCO CORPORATION COMMENCES REGISTERED
                       EXCHANGE OFFER FOR ITS ZERO COUPON
                        CONVERTIBLE SENIOR NOTES DUE 2031


         Taylor, Michigan (November 18, 2004) -- Masco Corporation (NYSE: MAS) announced today that it has commenced an offer to exchange up to $1,874,978,000 aggregate principal amount at maturity of its newly issued Zero Coupon Convertible Senior Notes, Series B due 2031 (the "New Notes") for an equal amount of its currently outstanding Zero Coupon Convertible Senior Notes due 2031 (the "Old Notes").

         Masco Corporation is offering to exchange $1,000 of principal amount at maturity of the New Notes for each $1,000 of principal amount at maturity of the Old Notes. As consideration for exchanging Old Notes for New Notes, holders of New Notes will also receive an exchange fee of $1.25 per $1,000 principal amount at maturity of the New Notes. In addition, if certain transactions that constitute a change of control occur on or prior to January 20, 2007, under certain circumstances, the conversion rate for the New Notes will be increased. The New Notes will be convertible into cash and, at Masco Corporation's option, in part in common stock, while the Old Notes are convertible solely into Masco Corporation common stock. The purpose of the exchange offer is to reduce the likelihood of dilution to our shareholders as a result of a recent change in accounting rules governing certain types of convertible securities, including the Old Notes.

         The exchange is intended to be tax-free to the holders of the Old Notes for United States federal income tax purposes. The consummation of the exchange offer is subject to the condition that the exchange will not result in any adverse tax consequences to Masco Corporation and other customary conditions for transactions of this nature. The full terms of the exchange offer, a description of the New Notes and the material differences between the New Notes and the Old Notes and other information relating to the exchange offer and Masco Corporation are set forth in a Registration Statement on Form S-4 and the prospectus included therein filed with the Securities and Exchange Commission on November 18, 2004 (the "Commencement Date").

         The exchange offer will expire at midnight on December 17, 2004, unless extended or terminated. Holders must tender their Old Notes prior to the expiration time if they wish to participate in the exchange offer. Citigroup and Merrill Lynch & Co. are the dealer managers for the exchange offer. Copies of the prospectus and the related letter of transmittal may be obtained from J.P. Morgan Trust Company, National Association, which is serving as the exchange agent for the exchange offer. J.P. Morgan Trust Company, National Association's address, telephone and facsimile number are as follows:

                 J.P. Morgan Trust Company, National Association
                          Institutional Trust Services
                          2001 Bryan Street, 9th Floor
                               Dallas, Texas 75201
                        Attention: Exchanges, Frank Ivins
                        Masco Corporation Exchange Offer
                            Telephone: (800) 275-2048
                               Fax: (214) 468-6494



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A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


         Headquartered in Taylor, Michigan, Masco Corporation is one of the world's leading manufacturers of home improvement and building products as well as a leading provider of services that include the installation of insulation and other building products.

         Masco Corporation's press releases and other information are available through the Company's toll free number, 1-888-MAS-NEWS, or under the Investor Relations section of Masco's website at www.masco.com.

         Statements contained herein may include certain forward-looking statements regarding Masco's future sales, earnings growth potential and other developments. Actual results may vary materially because of external factors such as interest rate fluctuations, changes in consumer spending and other factors over which management has no control. Masco believes that certain non-GAAP performance measures and ratios, used in managing the business, may provide users of this financial information with additional meaningful comparisons between current results and results in prior periods. Non-GAAP performance measures and ratios should be viewed in addition to, and not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States. Additional information about Masco's products, markets and conditions, which could affect the Masco's future performance, is contained in the Masco's filings with the Securities and Exchange Commission and is available on Masco's website at www.masco.com. Masco undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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